Mail Stop 3561

March 14, 2008

Scott Gallagher
Chief Executive Officer
US Biodefense, Inc.
300 State Street, Suite 226
Oldsmar, FL 34677

> **Re: US Biodefense, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **November 30, 2006**
> **Filed March 15, 2007**
> **File No. 000-31431**

Dear Mr. Gallagher:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services